Exhibit (a)(9)


CONTACT:  River Oaks Partnership Services, Inc.
          (888) 349-2005 (toll free)


FOR IMMEDIATE RELEASE


     DENVER, COLORADO, July 7, 1999-As previously announced, AIMCO Properties, L.P. has commenced a tender offer for limited partnership interests in Fox Strategic Housing Income Partners. AIMCO Properties today announced that in connection with its outstanding offer for limited partnership interests in Fox Strategic Housing Income Partners it has increased its per unit purchase price to $260.

     Based on information provided by the Information Agent for the offer, as of the close of business on July 6, 1999, approximately 910 interests had been tendered pursuant to the offer.

     For further information, please contact River Oaks Partnership Services, Inc. at (888) 349-2005 (toll free), which is acting as the Information Agent for the offers.